EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30, 2006		Year Ended December 31,
	Pro Forma		2005		2004		2003		2002		2001
Consolidated Net Income	$17,375		$14,583		$12,254		$4,074		$463		$6,631
Fixed charges:
Interest expense	22,062		22,606		13,242		9,155		9,879		9,338
Interest component of rental expense	1,334		2,259		2,486		1,949		676		608
Amortization of debt issuance costs	1,662		1,795		279		—		—		—
Earnings	42,433		41,243		28,261		15,178		11,018		16,577
Fixed Charges	$25,058		$26,660		$16,007		$11,104		$10,555		$9,946
Ratio of earnings to fixed charges	1.70	x	1.55	x	1.77	x	1.37	x	1.05	x	1.67	x